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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3

                              ___________________


  TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
                        1934 AND RULE 13e-3 THEREUNDER
                                (RULE 13e-100)

                              Travelocity.com Inc.
                                (Name of Issuer)
                              Travelocity.com Inc.
                      (Name of Person(s) Filing Statement)
                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)
                                   893953-109
                     (CUSIP Number of Class of Securities)
                               ___________________
                                Terrell B. Jones
                      President and Chief Executive Officer
                               Travelocity.com Inc.
                             15100 Trinity Boulevard
                             Fort Worth, Texas 76155
                                  (817) 785-8000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 with copies to:

                               Don M. Glendenning
                                 Toni Weinstein
                            Locke Liddell & Sapp LLP
                          2200 Ross Avenue, Suite 2200
                              Dallas, Texas  75201
                                 (214) 740-8000

        This statement is filed in connection with (check the appropriate box):

        a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        b. / / The filing of a registration statement under the Securities Act of 1933.

        c.  /X/ A tender offer.

        d.  / / None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

        Check the following box if the filing is a final amendment reporting the results of the transaction: / /

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Value                       Amount of Filing Fee
-------------------------------------------------------------------------------
$490,944,860(1)                         $45,166.93(2)
-------------------------------------------------------------------------------
(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,533,745 shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc. at a purchase price of $28.00 per Share, net to the seller in cash.
Such number of Shares assumes (i) 15,017,841 Shares outstanding (excluding Shares already held by Sabre Holdings Corporation and its subsidiaries) as of January 31, 2002 and (ii) the exercise of up to options to purchase 2,515,904 Shares, exercisable on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

/X/     Check box if any part of the fee is offset as provided by Exchange
Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45,166.93   Filing Party: Travelocity Holdings Sub Inc.
                                                   Sabre Holdings Corporation

Form or Registration No.: SC TO-T    Date Filed:   March 5, 2002 and
and Amendment No. 1 thereto                        March 18, 2002

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        This Schedule 13E-3 (the "Schedule 13E-3") is filed by
Travelocity.com Inc., a Delaware corporation (the "Company"). The filing person is the subject company. This Schedule 13E-3 relates to the tender offer by Travelocity Holdings Sub Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Sabre Holdings Corporation, a Delaware corporation ("Parent"), to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares"), of the Company at a purchase price of $28.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated March 5, 2002 (the "Offer to Purchase"), as supplemented by the Supplement thereto, dated March 18, 2002 (the "Supplement") and in the related revised Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

        Except as otherwise set forth below, the information set forth in the Offer to Purchase, the Supplement and the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by the Company on March 18, 2002, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule 13E-3. In addition, the audited financial statements of the Company as of and for the two fiscal years ended December 31, 1999 and December 31, 2000 are hereby expressly incorporated herein by reference to Item 8 of the Company's Annual Report on Form 10-K/A for the year ended December 31, 2000 filed with the Commission on August 1, 2001, and the unaudited financial statements of the Company as of and for the quarter and nine months ended September 31, 2001 are hereby expressly incorporated herein by reference to Part I, Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 31, 2001 filed with the Commission on November 14, 2001.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (e) Not applicable.

         (f) Not applicable.

ITEM 4.  TERMS OF THE TRANSACTION.

         (c) Not applicable.

         (f) Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)(1) Not applicable.

         (c) Not applicable.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) Not applicable.

         (c)(2) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (b) Not applicable.

ITEM 16. EXHIBITS.

EXHIBIT NO.     DESCRIPTION

(a)(1) Solicitation/Recommendation Statement on Schedule 14D-9, dated March 18, 2002 (incorporated herein by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed on March 18, 2002).+

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(a)(2)          Schedule TO (incorporated herein by reference to the Schedule TO filed by Parent and the Purchaser on March 5, 2002, as amended by Amendment No. 1, filed on March 18, 2002). +

(a)(3) Offer to Purchase, dated March 5, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5,
                2002).+

(a)(4) Supplement to the Offer to Purchase, dated March 18, 2002 (incorporated herein by reference to Amendment No. 1 to the Schedule TO filed by the Purchaser on March 18, 2002).+

(a)(5) Revised Letter of Transmittal (incorporated herein by reference to Amendment No. 1 to the Schedule TO filed by the Purchaser on March 18, 2002).+

(a)(6) Press release issued by Parent, dated March 5, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5, 2002).

(a)(7) Press Release issued by the Company on February 19, 2002 announcing the receipt of an unsolicited buyout proposal from Parent (incorporated herein by reference to the Company's Preliminary Communication on Schedule 14D-9-C filed on February 19, 2002).

(a)(8) Press Release issued by the Company on March 4, 2002 announcing the filing of stockholder class action lawsuits (incorporated herein by reference to the Company's Preliminary Communication on Schedule 14D-9-C filed on March 4, 2002).

(a)(9) Press Release issued by the Company on March 4, 2002 announcing that the Special Committee reports that Parent's proposal is inadequate (incorporated herein by reference to the Company's Preliminary Communication on Schedule 14D-9-C filed on March 5,
                2002).

(a)(10) Joint Press Release issued by the Company and Parent on March 18, 2002 announcing the special committee's and the board's recommendation (incorporated herein by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed on March 18, 2002).

(a)(11) Form of Letter to Stockholders of the Company, dated March 18, 2002 (incorporated herein by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed on March 18, 2002).+

(a)(12) Complaint of Joan Ferrari, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5, 2002).

(a)(13) Complaint of Alan Behr, individually and on behalf of all others similarly situated, against Travelocity.com Inc., et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5, 2002).

(a)(14) Complaint of Esther Summer, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5, 2002).

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(a)(15)         Complaint of Leslie Susser, individually and on behalf of all others similarly situated, against Terrell B. Jones, et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5, 2002).

(a)(16) Complaint of Max Reynolds, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5, 2002).

(a)(17) Complaint of David Rothstein and Debra Freeman, individually and on behalf of all others similarly situated, against Travelocity.com Inc., et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5, 2002).

(a)(18) Complaint of Robert Rovner, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5, 2002).

(a)(19) Complaint of Barucha LLC, individually and on behalf of all others similarly, against Travelocity.com Inc., et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5, 2002).

(a)(20) Complaint of Cora Pezzello, individually and on behalf of all others similarly situated, against Jeffery M. Jackson, et al. filed in the Court of Chancery of the State of Delaware on February 19, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5, 2002).

(a)(21) Complaint of Jim Robbins, individually and on behalf of all others similarly situated, against Travelocity.com Inc., et al. filed in the District Court of Tarrant County, Texas on February 21, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5, 2002).

(a)(22) Complaint of Anthony Tamburro, individually and on behalf of all others similarly situated, against Kathy Misunas, et al. filed in the District Court of Tarrant, Texas on February 25, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5, 2002).

(c)(1) Opinion of Salomon Smith Barney Inc., dated March 16, 2002 (included as Annex A to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed on March 18,
                2002).+

(c)(2) Report of Goldman, Sachs & Co. to the Parent Board of Directors, dated February 15, 2002 (incorporated herein by reference to the Schedule TO filed by the Purchaser on March 5,
                2002).

(e)(1) Agreement and Plan of Merger, dated as of October 3, 1999, as amended January 24, 2000, by and among Sabre, Inc., Travelocity Holdings, Inc., Travelocity.com Inc. and Preview Travel, Inc. (incorporated herein by reference to the Company's Registration Statement on Form S-4 filed on January 31, 2000 (Registration No. 333-95757)).

(e)(2) Form of Amended and Restated Agreement of Limited Partnership of Travelocity.com LP (incorporated herein by reference to the Company's Registration Statement on Form S-4 filed on January 31, 2000 (Registration No. 333-95757)).

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(e)(3)          Form of Management Services Agreement between Travelocity.com
                LP and Travelocity Holdings, Inc. (incorporated herein by reference to the Company's Registration Statement on Form S-4 filed on January 31, 2000 (Registration No. 333-95757)).

(e)(4) Travelocity Holdings, Inc. First Amended 1999 Long-Term Incentive Plan (incorporated herein by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed on March 18, 2002).

(e)(5) Travelocity.com LP Second Amended 1999 Long-Term Incentive Plan (incorporated herein by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed on March 18, 2002).

(e)(6) The Sabre Group Deferred Compensation Plan (incorporated herein by reference to the Company's Registration Statement on Form S-4 filed on January 31, 2000 (Registration No. 333-95757)).

(e)(7) The Sabre Group Holdings, Inc. Supplemental Executive Retirement Plan (incorporated herein by reference to the Company's Registration Statement on Form S-4 filed on January 31, 2000 (Registration No. 333-95757)).

(e)(8) Travelocity Holdings, Inc. Employee Stock Purchase Plan (incorporated herein by reference to the Company's Registration Statement on Form S-8 filed on March 13, 2000).

(e)(9) Travelocity.com LP Employee Stock Purchase Plan (incorporated herein by reference to Travelocity's Registration Statement on Form S-8 filed on March 13, 2000).

(e)(10) Amended and Restated Intellectual Property Agreement dated as of March 7, 2000, by and between Travelocity.com LP and Sabre Inc. (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q filed on August 14, 2000).++

(e)(11) Amended and Restated Administrative Services Agreement, dated as of March 7, 2000, by and between Travelocity.com LP and Sabre Inc. (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q filed on August 14, 2000).++

(e)(12) Amended and Restated Sabre Access Agreement, dated as of March 7, 2000, by and between Travelocity.com LP and Sabre Inc. (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q filed on August 14, 2000).++

(e)(13) Executive Termination Benefits Agreement for Terrell B. Jones (incorporated herein reference to the Company's Annual Report on Form 10-K filed on April 2, 2001).

(e)(14) Executive Termination Benefits Agreement for James D. Marsicano (incorporated herein reference to the Company's Annual Report on Form 10-K filed on April 2, 2001).

(e)(15) Executive Termination Benefits Agreement for Ramesh K. Punwani (incorporated herein reference to the Company's Annual Report on Form 10-K filed on April 2, 2001).

(e)(16)         Executive Termination Benefits Agreement for Andrew B.
                Steinberg (incorporated herein by reference to the Company's Registration Statement on Form S-4 filed on January 31, 2000 (Registration No. 333-95757)).

(e)(17) Executive Termination Benefits Agreement for Christopher McAndrews (incorporated herein reference to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed on March 18, 2002).

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(e)(18)         First Amended and Restated Marketing Agreement to Facilitate
                the Sale of Non-Published Fares, dated as of October 16, 2001, by and between Travelocity.com LP and Sabre Inc. (incorporated herein reference to the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company filed on March 18, 2002).+++

(e)(19) Form of Registration Rights Agreement between Sabre Inc. and Travelocity.com Inc. (incorporated herein by reference to the Company's Registration Statement on Form S-4 filed on January 31, 2000 (Registration No. 333-95757)).

(f) Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase) (incorporated herein reference to the Schedule TO filed by the Purchaser on March 5,
                2002).+

___________________
+       Included in copies mailed to the Company's stockholders.

++ Portions of this exhibit have been redacted and are subject to a confidential treatment order issued by the Commission.

+++ Portions of this exhibit have been redacted pending a confidential treatment request filed with the Commission.

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                                    SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 TRAVELOCITY.COM INC.

                                 By: /s/ Terrell B. Jones
                                    --------------------------------------------
                                    Name:  Terrell B. Jones
                                    Title: President and Chief Executive Officer


Dated:  March 18, 2002